White River Energy Corp

609 W/Dickson St., Suite 102 G

Fayetteville, AR, 72701

September 27, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Attention: Liz Packebusch

Re:	White River Energy Corp
Registration Statement on Form S-1
File No. 333-268707

Dear Ms. Packebusch:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, White River Energy Corp is hereby requesting that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 4:00 pm, Eastern Time on Friday, September 29, 2023, or as soon thereafter as may be practicable.

If you have any questions regarding this request, please contact Michael Harris, our legal counsel at (561) 644-2222.

Sincerely,

/s/ Jay Puchir
Jay Puchir
Chief Financial Officer

cc:

Michael D. Harris, Esq.

Constantine Christakis, Esq.